
PROCESSING
RECEIVED
FEB 28 2005
183
SEC MAIL
SECTION
WASH, D.C.



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SECURITIES AND EXCHANGE COMMISSION 05041260

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~NN~~: Kaufman & Company, LLC
Old name: Kaufman, Sumner

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Milk Street
(No. and Street)

Boston, MA 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sumner Kaufman (617) 426-0444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Starr, Finer, Starr LLP
(Name – *if individual, state last, first, middle name*)

1280 Soldiers Field Road, Boston, MA 02135
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3-24-2005

AM 3-24-2005

OATH OR AFFIRMATION

I, Sumner Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaufman & Company, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2005
WASH. D.C.
183
SECTION

KAUFMAN & COMPANY, LLC

BALANCE SHEETS

DECEMBER 31, 2004 and 2003

KAUFMAN & COMPANY, LLC

DECEMBER 31, 2004 AND 2003

TABLE OF CONTENTS

STARR, FINER, STARR LLP

CERTIFIED PUBLIC ACCOUNTANTS

1280 SOLDIERS FIELD ROAD

BOSTON, MASS. 02135-1096

SHERMAN H. STARR, C.P.A.
ARTHUR G. GOLDSTEIN, C.P.A.
HARVEY SEGALOFF, C.P.A.
LOUIS J. KATES, C.P.A.

TELEPHONE: (617) 783-2500
(800) 783-9851
TELECOPIER: (617) 782-5954
www.starrllp.com

INDEPENDENT AUDITOR'S REPORT

Sumner Kaufman
Kaufman & Company, LLC

We have audited the accompanying balance sheets of Kaufman & Company, LLC as of December 31, 2004 and 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of Kaufman & Company, LLC as of December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

STARR, FINER, STARR LLP



Boston, Massachusetts
February 4, 2005

KAUFMAN & COMPANY, LLC

Balance Sheets as of December 31,

	2004	2003
ASSETS		
CURRENT:		
Cash and Cash Equivalent	$42,806	$587,337
Accounts Receivable-Trade	55,000	--
Accrued Interest Receivable	--	550
Prepaid Expenses	10,115	9,230
Total Current Assets	107,921	597,117
PROPERTY AND EQUIPMENT, at Cost	109,240	105,470
Accumulated Depreciation	70,766	57,147
	38,474	48,323
OTHER:		
Marketable Securities - Available for Sale	--	51,045
Rental Deposits	5,181	5,014
	5,181	56,059
	$151,576	$701,499
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Current:		
Accounts Payable	$48,531	$ 4,416
Other Accruals	35,006	117,900
Total Current Liabilities	83,537	122,316
MEMBERS'S EQUITY (NOTE D)	68,039	579,183
	$151,576	$701,499

COMMITMENTS AND CONTINGENCIES (NOTE C)

Notes to the Balance Sheets as of December 31, 2004 and 2003

NOTE A - NATURE OF ORGANIZATION

Kaufman & Company, LLC (effective January 1, 2004, successor to Sumner Kaufman d/b/a Kaufman & Company, a Massachusetts proprietorship founded in 1978) is a registered broker-dealer offering financial advisory services primarily in connection with arranging private placements, mergers and acquisitions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue and Expense Recognition. Revenue and expenses are reported on the accrual method of financial reporting. This method is used because various regulatory agencies require annual filings to be on the accrual method.

Cash and Cash Equivalent. Cash equivalent consists of a money market fund.

Accounts Receivable. Management has elected to record bad debts using the direct write-off method. Accounting principles generally accepted in the United States of America require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed.

Property and Equipment. The cost and estimated service lives used in computing depreciation are as follows:

	SERVICE YEARS	2004	2003
Furniture and Fixtures	5	$41,947	$38,178
Automobile	5	67,293	67,292
		$109,240	$105,470

Depreciation and amortization have been computed on straight line and accelerated methods.

Income Taxes. No provision has been made for Federal or state taxes as the net income or loss flows through to the sole member, Sumner Kaufman. For income tax purposes, the Company reports its operations on the cash basis.

Retirement Plan.

Profit Sharing Plan - The Company has a profit sharing plan and makes annual contributions, dependent upon profits and at the discretion of management, to the trustee of the profit sharing trust to provide funds with which to pay benefits to employees at retirement. Contributions charged to operations totaled $-0- and $76,948 in 2004 and 2003 respectively.

Notes to the Balance Sheets as of December 31, 2004 and 2003
(Continued)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising. The Company charges advertising costs to operations when incurred.

Concentration of Credit Risk:

(a) Cash. The Company maintains its cash account in one financial institution. At times, the balance may exceed federally insured limits. The Company has not experienced any loss in such account.

(b) Money Market Funds. The Company places its money market funds with a quality investment institution. The Company believes no significant concentration of credit risk exists with respect to the money market funds.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE C - OPERATING LEASES

The Company is obligated under certain lease agreements for office space and equipment expiring in various years through July 2007. Annual minimum future rental payments under the noncancellable lease agreements are as follows:

YEAR	AMOUNT
2005	$61,215
2006	26,120
2007	614
	$87,949

Rentals charged to operations totaled $61,866 and 60,434 in 2004 and 2003 respectively.

The Company is obligated under a lease agreement for office space expiring May 31, 2006. Provisions of the lease agreement include: (1) base annual rent of $60,162 and (2) payment of certain operating costs.

NOTE D - CAPITAL

Pursuant to SEC Rule 15c3-1, the Company has a net capital deficit of $46,300 at December 31, 2004 which was cured by the receipt and deposit of $50,000 contributed to member's equity by Sumner Kaufman on January 27, 2005.